VTL Associates, LLC
One Commerce Square
2005 Market Street Suite 2020

Philadelphia, PA 19103

July 25, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Oppenheimer Revenue Weighted ETF Trust Post-Effective Amendment No. 30 under the Securities Act and Amendment No. 32 under the Investment Company Act File Nos. 333-139501; 811-21993

To the Securities and Exchange Commission:

On behalf of Oppenheimer Revenue Weighted ETF Trust (the “Registrant”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 30 under the Securities Act and Amendment No. 32 under the Investment Company Act, to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on July 22, 2016. No securities were sold under this Amendment.

The 485A Amendment (accession number 0000728889-16-002857) was filed to create two new series of the Registrant. Due to a clerical error, the filing accidentally tagged all series in the Registrant as part of the filing. With the Commission’s consent, the Fund will withdraw Post-Effective Amendment No. 30 and re-file the 485A Amendment tagging only the two new series of the Registrant.

Please direct any questions you may have regarding this request or the Amendment to:

Edward Gizzi, Esq. Vice President & Associate Counsel OFI Global Asset Management, Inc. 225 Liberty Street New York, New York 10281-1008 212-323-4091 egizzi@ofiglobal.com

Sincerely,
/s/ Taylor V. Edwards
Taylor V. Edwards Assistant Secretary

cc:	Valerie Lithotomos, Esq.
Ropes & Gray, LLP Edward Gizzi, Esq. Emily Ast, Esq.
Gloria LaFond